Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	NOVEMBER 13, 2017

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended September 30, 2017 (“Q3 2017” or the “Quarter”). It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (“the Unaudited Condensed Consolidated Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Group”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to US Dollars, unless otherwise stated.

TABLE OF CONTENTS

1.	Overview

2.	Highlights

3.	Summary Financial Results

4.	Operations at the Blanket Gold Mine, Zimbabwe

4.1.	Safety, Health and Environment

4.2.	Social Investment and Contribution to the Zimbabwean Economy

4.3.	Gold Production

4.4.	Underground

4.5.	Metallurgical Plant

4.6.	Production Costs

4.7.	Capital Projects

4.8.	Indigenisation

4.9.	Opportunities and Outlook

5.	Exploration and Project Development

5.1.	Blanket Exploration

5.2.	Blanket Satellite Prospects

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

11.	Related Party Transactions

12.	Critical Accounting Policies

13.	Financial Instruments

14.	Dividend Policy

15.	Management and Board

16.	Securities Outstanding

17.	Risk Analysis

18.	Forward-Looking Statements

19.	Controls

20.	Qualified Person

1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa. Following the implementation of indigenisation at the Blanket Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe. Caledonia continues to consolidate Blanket, as explained in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2.	HIGHLIGHTS

St Helier, November 13, 2017 – Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces its operating and financial results for the third quarter (“Q3” or the “Quarter”) and nine months to September 30, 2017.

	3 months ended September 30		9 months ended September 30		Comment
	2016	2017	2016	2017
Gold produced (oz)	13,428	14,396	36,760	39,710	Increased gold production in the quarter due to higher grade
On-mine cost per ounce ($/oz) [1]	618	638	643	663	On mine costs remain broadly stable; slight increase due to the short-term effects of equipment in new working areas below 750 metres
All-in sustaining cost ($/oz) [1] (“AISC”)	1,004	773	971	827	Lower AISC due to lower administrative expenses and sustaining capital expenditure and the recognition of the export incentive credit in 2017
Average realised gold price ($/oz) [1]	1,312	1,265	1,247	1,238	Realised gold price reflects the market price
Gross profit [2]	6,780	7,229	16,604	17,910	Increased gross profit due to higher production and sales, offset by a lower gold price
Net profit attributable to shareholders	1,118	3,120	5,268	6,152	Higher attributable profit for the Quarter due to higher gross profit and reduced administrative and share-based payment expenses
Adjusted basic earnings per share (“EPS”)[3] (cents)	22.1	40.8	65.4	87.3	Increased adjusted EPS for the Quarter due to higher attributable profit and the add-back of deferred taxation
Cash and cash equivalents	12,390	11,830	12,390	11,830	Cash position remains robust despite increased capital expenditure
Cash from operating activities	7,107	10,118	16,071	16,598	Cash from operating activity benefits from reduced working capital

 __________________________

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this document. Refer to Section 10 of the associated management discussion and analysis for the Quarter (“MD&A”) for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of the MD&A for a discussion of non-IFRS measures. Per share data for current and prior periods has been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017.

Safety

Regrettably, as reported in the previous quarter, there was a fatal mining-related accident at Blanket Mine during the period under review on July 7, 2017. The directors and management of Caledonia and Blanket express their sincere condolences to the families and colleagues of the deceased.

Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department (the “Inspectorate”) in its enquiries into this incident. Following the conclusion of the investigation, the Inspectorate has decided that no action should be taken against Blanket.

Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to re-inforce adherence to prescribed safety procedures.

Record production

14,396 ounces of gold were produced during the Quarter, 7% more than the 13,428 ounces produced in the third quarter of 2016 (the “comparable quarter”). Production for the Quarter was a new record. The increased production was due to improved grades which resulted from increased mining of higher grade areas as mine flexibility continues to improve.

Resource upgrade

On November 2, 2017 the Company announced that total Measured and Indicated gold ounces at Blanket Mine had increased by 6% from 671,000 ounces in December 2016 to 714,000 ounces as at August 31, 2017 Total Measured and Indicated resources now stand at 5.62 million tonnes at a grade of 3.95g/t. Inferred gold resources at Blanket have been increased by 47% from 604,000 ounces in December 2016 to 887,000 ounces today. Total Inferred resources now stand at 5.53 million tonnes at a grade of 4.99g/t.

The update has resulted in a modest decline in the average grade of the resources in the Indicated category as a result of additional infill drilling data although the average resource grade remains well above the current mill feed grade. Caledonia expects the mined grade to trend upwards over time as higher-grade resources are accessed at depth.

Revisions to the Investment Plan at Blanket Mine

On November 9, 2017 the company announced that, in light of the resource upgrade which was published on November 2, 2017 it intends to extend the Central Shaft from 1,080 metres to 1,330 meters. The extension and associated capital development will cost an additional $18 million, which will be funded by Blanket’s internal cash generation. The additional capital investment is not expected to have any effect on the continuation of Caledonia’s existing dividend.

A Preliminary Economic Assessment (“PEA”) indicates a project net present value over the life of mine of $193 million based on a gold price of $1,260 and a 10% discount rate.

The extension of the Central Shaft will add two further production levels on 34 level (1,110 metres) and 38 level (1,230 metres) in addition to the two new levels that are already planned on 26 (870 metres) and 30 levels (990 metres). The two further production levels will provide access to the Indicated and Inferred resources below 30 level and will potentially increase Blanket’s projected life of mine by a further four years to 2031.

The extension of the Central Shaft before it has been completed, equipped and commissioned is understood to be significantly cheaper, quicker and less disruptive than a subsequent extension after commissioning.

Caledonia has also initiated a mid-shaft loading system at Blanket using the Central Shaft infrastructure to handle development waste. This is expected to improve Blanket’s waste handling capacity and alleviate pressure on Number 4 Shaft, which should have a positive effect on production flexibility and horizontal development.

Dividend Policy

Following the consolidation on June 26, 2017 of the company’s shares, on July 4, 2017 the Company announced an increased quarterly dividend of 6.875 cents per share which was paid on July 28, 2017 and a further quarterly dividend of the same amount was paid on October 27, 2017. The dividend of 6.875 cents per share effectively maintains the dividend at the previous level of 1.375 cents per share, after adjusting for the effect of the one-for-five consolidation. The quarterly dividend of 6.875 cents per quarter is Caledonia’s current dividend policy which it is envisaged will be maintained.

Strategy and Outlook

Caledonia’s strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and has been revised as discussed above to reflect the recent resource upgrade. Caledonia’s board and management believe the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future.

3.       SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the nine months and quarter ended September 30, 2017 and 2016 prepared under IFRS.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income ($’000’s)
	3 months ended September 30		9 months ended September 30
	2016	2017	2016	2017

Revenue	17,637	18,230	46,741	50,163
Royalty	(883)	(913)	(2,340)	(2,512)
Production costs	(9,090)	(9,080)	(25,213)	(26,992)
Depreciation	(884)	(1,008)	(2,584)	(2,749)
Gross profit	6,780	7,229	16,604	17,910
Other income	12	663	86	1,864
Administrative expenses	(1,997)	(1,607)	(5,233)	(4,541)
Foreign exchange gain/(loss)	(132)	(3)	(332)	16
Cash settled share based payment	(497)	(73)	(747)	(607)
Equity settled share based payment	-	-	-	(835)
Sale of Blanket Mine treasury bills	-	-	3,203	-
Margin call on gold hedge	-	-	(435)	-
Operating profit	4,166	6,209	13,146	13,807
Net finance cost	(53)	(7)	(142)	(24)
Profit before tax	4,113	6,202	13,004	13,783
Tax expense	(2,290)	(2,326)	(5,797)	(5,876)
Profit for the period	1,823	3,876	7,207	7,907

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	73	(110)	46	23
Total comprehensive income for the period	1,896	3,766	7,253	7,930

Profit attributable to:
Shareholders of the Company	1,118	3,120	5,268	6,152
Non-controlling interests	705	756	1,939	1,755
Profit for the period	1,823	3,876	7,207	7,907

Total comprehensive income attributable to:
Shareholders of the Company	1,191	3,010	5,314	6,175
Non-controlling interests	705	756	1,939	1,755
Total comprehensive income for the period	1,896	3,766	7,253	7,930

Earnings per share (i)
Basic	0.10	0.29	0.49	0.57
Diluted	0.10	0.29	0.48	0.57
Adjusted earnings per share (i) (ii)
Basic	0.22	0.41	0.65	0.87

(i)	Earnings per share (“EPS”) and adjusted EPS for current and prior periods have been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017

(ii)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.

Revenues in the Quarter were 3% higher than the comparable quarter. 968 ounces more gold were sold in the Quarter compared to the comparable quarter, representing an increase of 7% in ounces of gold sold. The average realised gold price in the Quarter was $1,265, 3.6% lower than the average realised price per ounce in the comparable quarter. The royalty rate payable to the Zimbabwean government was unchanged at 5%.

Production costs were virtually unchanged compared to the comparable quarter. The on-mine cost per ounce of gold sold in the Quarter increased by 3% compared to the comparable quarter. All-in sustaining costs per ounce decreased by 23% in the Quarter compared to the comparable quarter from $1,004 per ounce to $773 per ounce. The reduction was due to lower general and administrative expenses, a lower charge in respect of units awarded under Caledonia’s Omnibus Equity Incentive Compensation Plan (“LTIP”), lower sustaining capital investment and the export incentive credit which was not recognised in the comparable quarter as it was not clear at that time whether it would be received.

The depreciation charge increased because it is calculated on the basis of units of production and production was higher than the comparable quarter.

Other income includes the export incentive credit of $639,000 (2016; nil) received from the Government of Zimbabwe. In terms of the scheme, Blanket receives an export incentive credit to the value of 3.5% of its gold sales, which is paid in US Dollars. The export incentive credit is recognised in the profit and loss as “Other Income – Government Grant” on a receivable basis.

Administrative expenses were 20% lower than in the comparable quarter due largely to lower third party consulting and advisory fees offset by an increase in employee costs. Third party fees were lower due to the appointment of in-house legal counsel in early 2017 which reduced the Company’s reliance on external legal advice. Employee costs increased due, inter alia, to the appointment of in-house legal counsel and the strength of the South African rand which increased the US Dollar cost of South African wages and salaries.

Foreign exchange movements in the profit and loss relate to gains and losses arising on US Dollar-denominated cash balances and inter-company loans which are held by Caledonia Mining South Africa Proprietary Limited (“CMSA”) (which has the South African rand as its functional currency), on rand-denominated intercompany loans which are held by the Company and on sterling-denominated cash balances which are held by the Company and Greenstone Management Services Holdings Limited (“GMS-UK”).

The cash-settled share-based payment expense for the Quarter is an accrual for a payment which is expected to arise from the LTIP awards which were made in previous quarters to certain executives in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). To avoid equity dilution for shareholders, RSUs and PSUs will be settled in cash, reflecting the prevailing Company share price at the maturity of the award and no shares will be issued as a result of the LTIP awards. In addition, during the Quarter CMSA granted cash-settled share awards to certain employees based in South Africa which were designed as a substitute for employees’ annual bonuses to introduce an incentivisation element based on the Company share price. These cash-settled share awards will vest in 3 equal tranches on November 30, 2017, 2018 and 2019 subject to the employees fulfilling their service condition. The cash-settled share-based expense in the Quarter was $73,000 (2016; $497,000). The charge reflects a combination of factors which include the estimated share price of the awards at vesting, the erosion of the time period until vesting, the increase in the number of RSUs due to the re-investment of attributable dividends and estimated performance criteria. Further information on the calculation of the charge is set out in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.

The tax expense comprises the following:

Analysis of Consolidated Taxation Charge for the Quarter
($’000’s)
	Blanket Mine	CMSA	Total
Current income tax	896	41	937
Withholding tax	301	-	301
Deferred income tax	1,070	18	1,088
	2,267	59	2,326

The overall taxation rate in the quarter was 37.5%, compared to 55.7% in the comparable quarter. The effective income tax rate in the Quarter was 15%, due to the continued high level of capital expenditure, which is deducted from profit for the purposes of calculating income tax in Zimbabwe. Withholding tax is levied on certain remittances from Zimbabwe. Deferred income tax is a non-cash item which reflects the difference between the treatment of capital expenditure for tax purposes and for accounting purposes.

The non-controlling interest is 16.2% of the net profit of Blanket which is attributable to Blanket’s indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation. This is explained in note 5 of the Unaudited Condensed Consolidated Interim Financial Statements.

Per share information for the Quarter reflects the number of shares in issue following the share consolidation on June 26, 2017. Per share information for all prior periods has been restated accordingly.

The adjusted earnings per share is a non-IFRS measure which reflects Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses and non-cash items such as the charges for deferred tax and the equity-settled share based expense arising on the modification of the facilitation loans. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

The table below sets out the consolidated statements of cash flows for nine months and quarters ended September 30, 2017 and 2016 prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended September 30		9 months ended September 30
	2016	2017	2016	2017
Cash flows from operating activities
Cash generated from operations	8,057	11,652	17,892	19,526
Net interest paid	(52)	(116)	(142)	(121)
Tax paid	(898)	(1,418)	(1,679)	(2,807)
Cash from operating activities	7,107	10,118	16,071	16,598

Cash flows from investing activities
Acquisition of property, plant and equipment	(4,440)	(8,056)	(12,670)	(15,575)
Proceeds from property, plant and equipment	19	-	78	-
Net cash used in investing activities	(4,421)	(8,056)	(12,592)	(15,575)

Cash flows from financing activities
Dividends paid	(925)	(964)	(2,122)	(2,416)
Term loan repayments	-	(375)	-	(1,125)
Share repurchase cost	-	-	-	(146)
Shares issued	48	84	153	84
Net cash used in financing activities	(877)	(1,255)	(1,969)	(3,603)

Net increase/(decrease) in cash and cash equivalents	1,809	807	1,510	(2,580)
Effect of exchange rate fluctuations on cash held	-	145	-	75
Cash and cash equivalents at beginning of the period	10,581	10,878	10,880	14,335
Cash and cash equivalents at end of the period	12,390	11,830	12,390	11,830

Cash generated from operating activities is analysed in note 11 to the Unaudited Condensed Consolidated Interim Financial Statements. Cash generated by operations before working capital changes was $7,351,000, $2,176,000 higher than the comparable quarter due to higher operating profit, which was largely due to higher revenues and lower general and administrative costs. Changes in revenues and costs are discussed above in the discussion of the consolidated profit and loss. The charge in respect of the share based expense arising from the LTIP awards is added back to operating profit as it is not a cash expenses in the Quarter. Working capital movements in the Quarter amounted to an inflow of $4,369,000 (2016 Q3: outflow of $2,882,000) due to a reduction in prepaid items as equipment which was previously held in by the Group in South Africa was delivered to Blanket. Working capital also benefitted in the Quarter due to the increase in trade payables due to the shortage of foreign exchange in Zimbabwe which has limited Blanket’s ability to make payments to offshore suppliers.

Net cash investment in property, plant and equipment in the Quarter was $8,056,000 (2016 Q3; $4,440,000) in terms of the Investment Plan, which is discussed further in Section 4.7 of this MD&A and in sustaining capital investment.

The dividends paid in the Quarter relate to the quarterly dividend paid by Caledonia on July 28, 2017 and the share of a dividend paid by Blanket in the Quarter which accrued to Blanket’s indigenous Zimbabwean shareholders after repayments of the facilitation loans and servicing of the facilitation loans.

Gross cash at September 30, 2017 was $11,830,000 of which $2,026 ,000 was held by Blanket as part of its normal working capital, $2,601,000 was held by Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, in Zimbabwe, and the balance was held primarily in the UK and Jersey. The amount held by CHZ reflects a receipt of approximately $2 million a few days before the Quarter end in respect of a dividend paid by Blanket and the related repayments of facilitation loans.

The table below sets out the consolidated statements of Caledonia’s financial position at September 30, 2017 and at December 31, 2016 prepared under IFRS.

Consolidated Statements of Financial Position (unaudited) ($’000’s)
	As at	December 31	September 30
		2016	2017
Total non-current assets		64,917	77,027
Inventories		7,222	8,098
Prepayments		810	2,001
Trade and other receivables		3,425	5,813
Cash and cash equivalents		14,335	11,830
Total assets		90,709	104,769
Total non-current liabilities		21,560	23,251
Current portion of term loan facility		1,410	1,666
Trade and other payables		8,077	13,135
Income taxes payable		345	1,113
Total liabilities		31,392	39,165
Total equity		59,317	65,604
Total equity and liabilities		90,709	104,769

Non-current assets increased due to the continued investment in terms of the Investment Plan and investment to sustain existing operations.

Prepayments represents deposits and advance payments for goods and services, including capital items that are being fabricated and which will be delivered to Blanket in due course. The increase since December 31, 2016 was expected and reflects deposits and advance payments for goods and services and capital items that are being fabricated for the Central Shaft project and which will be delivered to Blanket in due course.

Trade and other receivables are analysed in note 12 to the Unaudited Condensed Consolidated Interim Financial Statements and includes $2,826,000 due from Fidelity Printers and Refiners Limited (“Fidelity”) in respect of gold deliveries immediately prior to the close of business on September 30, 2017 and $1,848,000 due from the Zimbabwe government in respect of VAT refunds. The amount due from Fidelity was received in full in October 2017. No payments have been received following the end of the Quarter in respect of the VAT receivable.

The increase in amounts payable reflects the delays that are being experienced by Blanket Mine in obtaining the necessary foreign exchange to make payments to offshore creditors, the largest of which is in respect of electricity supplies.

Risks that may affect Caledonia’s future financial position are discussed in Section 17 of the MD&A.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying unaudited interim financial statements that have been prepared using accounting policies consistent with IFRS.

	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sept 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sept 30, 2017
Revenue from operations	11,753	13,423	15,681	17,637	15,251	16,449	15,484	18,230
Profit attributable to owners of the Company	1,207	543	3,607	1,118	3,258	2,338	694	3,120
Earnings per share – basic (cents) (i)	18	5	33.5	10	30.5	21.5	6.1	29.4
Earnings per share – diluted (cents) (i)	18	5	33.5	9.5	31	21.4	6.1	29.4
Cash and cash equivalents (net)	10,880	8,841	10,581	12,390	14,335	11,722	10,878	11,830

(i) Per share data have been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017

The quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation and share based payment costs. Significant changes relating to prior quarters are discussed in the relevant MD&As and financial statements.

4.       OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017
Fatal	0	0	0	0	0	0	1	1
Lost time injury	2	2	0	1	3	0	1	5
Restricted work activity	6	6	4	6	4	12	3	2
First aid	7	4	2	2	0	1	7	1
Medical aid	0	1	5	2	1	6	11	9
Occupational illness	0	0	0	0	0	1	0	0
Total	15	13	11	11	8	20	23	18
Incidents	15	13	9	10	10	10	10	10
Near misses	5	9	5	6	2	4	9	6
Disability Injury Frequency Rate	0.44	0.44	0.00	0.20	0.55	0.00	0.33	0.95
Total Injury Frequency Rate	3.32	2.87	2.30	2.16	1.46	3.51	3.81	2.86
Man-hours worked (thousands)	904	906	957	1,019	1,093	1,140	1,206	1,257

Total injuries in the Quarter were 18, compared to 23 in the previous quarter and 11 in the comparable quarter. Regrettably, there was one fatal mining-related accident at Blanket Mine during the period under review, which occurred on July 7, 2017. The directors and management of Caledonia and Blanket express their sincere condolences to the families and colleagues of the deceased. Management has provided the necessary assistance to the Inspectorate in its enquiries into these incidents. Following the conclusion of the investigations, the Inspectorate has decided that no action should be taken against Blanket.

Investigations suggest that the increased number of accidents is due to behavioural issues where employees do not adhere to the safety standards and systems in place at Blanket and a tolerance for risk-taking, particularly amongst the younger and newer employees. Management has instituted a zero-tolerance approach towards any employee who breaches safety standards. To ensure a renewed focus on safe production all managers and supervisors will be re-trained and this process has commenced. In addition, management has engaged a specialist external safety consultant to assist in tackling the behavioural issues and in developing new standards and procedures.

4.2       Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year	2012	416	3,000	20,569	23,985
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,426
Year	2016	12	-	10,637	10,649
Quarter 1	2017	5	-	2,945	2,950
Quarter 2	2017	-	-	2,904	2,904
Quarter 3	2017	-	-	3,575	3,575

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 10 quarters, the years 2014, 2015 and 2016 and October 2017 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2014	390,735	3.55	93.4	41,771
Quarter 1	2015	104,755	3.19	92.7	9,960
Quarter 2	2015	103,551	3.35	93.3	10,401
Quarter 3	2015	116,694	3.14	92.7	10,927
Quarter 4	2015	115,079	3.34	93.1	11,515
Year	2015	440,079	3.25	93.0	42,804
Quarter 1	2016	114,527	3.16	93.0	10,822
Quarter 2	2016	120,590	3.47	93.1	12,510
Quarter 3	2016	133,375	3.36	93.2	13,428
Quarter 4	2016	142,169	3.21	92.8	13,591
Year	2016	510,661	3.30	93.0	50,351
Quarter 1	2017	124,225	3.42	93.7	12,794
Quarter 2	2017	136,163	3.08	92.8	12,521
Quarter 3	2017	136,064	3.52	93.6	14,396
October	2017	45,281	3.33	93.3	4,517

Gold production for the Quarter was slightly above budget due to higher grades and recovery, which offset lower than planned tonnage. Sadly, the regrettable fatal accident also had an effect on the production during July. Tonnes milled and grade in the Quarter are discussed in Section 4.4 of this MD&A; gold recoveries in the Quarter are discussed in Section 4.5 of this MD&A. Gold production in October was approximately 600 ounces behind plan due to lower than budgeted grade and tonnage.

4.4	Underground

Tonnes milled in the Quarter were 2.0% higher than the comparable quarter and 0.1% lower than the preceding quarter. Tonnes mined in the Quarter was less than planned mainly due to the ongoing logistical challenges on 22 level (750 metres below surface). The improvements which were completed in previous quarters to the tramming loop on 22 level have allowed a 300% increase in tonnes trammed on this level. As there is no longer space available underground to dump development waste, 300 tonnes per day of waste is also trammed along 22 level, in addition to ore. Management has implemented measures to alleviate some of the remaining logistical constraints however it must be noted that the logistical issues on 22 level will not be fully resolved until the Central Shaft is commissioned. From early November, 2017 mid-shaft loading was instituted using the Central Shaft infrastructure. This allows horizontal development to take place on 26 level (870 metres below surface) from Central Shaft towards No. 4 Shaft and reduces the amount of waste that needs to be moved along 22 level, thereby alleviating some of the logistical pressure on this level. The implications of mid-shaft loading are discussed in section 4.7.

The grade in the Quarter was higher than the previous quarter due to increased tonnage from below 750 meters from the Blanket and AR South decline and from Eroica above 750 metres lower grades recorded in the mining areas above 22 level. These areas contributed 39% of total ore processed and contributed to the grade increasing from 3.08g/t in the previous quarter to 3.52 g/t.

In previous quarters it was reported that production was adversely affected by the high number of electrical outages due to the instability of the incoming power supply and also by the incidence of very large rocks which clogged the draw-points and grizzlies. Both of these issues have been partly addressed: equipment to regulate the incoming electricity supply has been installed; management has modified the blasting practices and has improved the supervision of the night shift tramming, which has reduced the incidence of large rocks. Work continues on upgrading the incoming electricity supply and the ring-feed between the two stand-by generator farms, which is expected to be completed by the end of 2017.

The outlook for Caledonia, including production and earnings guidance for 2017 and 2018 is discussed in Section 4.9.

4.5       Metallurgical Plant

Plant throughput in the Quarter was 66.2 tonnes per hour (“tph”) compared to 69.1tph in the preceding quarter. There was little change in the plant throughput in the Quarter compared to the preceding quarter.

Plant recovery in the Quarter increased to 93.6% from 92.8% in the preceding quarter. This was due to the higher head grade, which increased from 3.08 g/t in the previous quarter to 3.52 g/t in the Quarter, and to the commissioning of the third Knelson concentrator during the Quarter which increased the recovery of free gold and hence reduced the final residue from the carbon-in-leach (“CIL”) plant.

The plant continues to operate to expectation with minimal disturbances and following the recent upgrades is now in a position to handle full production at 80,000 ounces per year.

4.6	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i. On-mine cost per ounce4, which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii. All-in sustaining cost per ounce4, which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and St. Helier), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from the LTIP less silver by-product revenue and the export incentive credit; and

iii. All-in cost per ounce4, which shows the all-in sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

_________________________

4 On mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to Section 10 for a reconciliation of these amounts to IFRS

Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to September 30		9 Months to September 30
	2016	2017	2016	2017
On-mine cost[4]	618	638	643	663
All-in sustaining cost per ounce[4]	1,004	773	951	827
All-in cost per ounce[4]	1,251	1,291	1,218	1,181

Per-ounce costs are calculated on the basis of sales and not production, so that an accurate value can be ascribed to the royalty. A reconciliation of costs per ounce to IFRS production costs is set out in Section 10.

On-mine costs comprise labour, electricity, consumables and other costs which include security and insurance. Blanket did not experience significant inflationary pressure on input costs. The on-mine cost per ounce increased by 3% from $618 per ounce in the comparable quarter to $638 per ounce in the Quarter.

All-in sustaining costs per ounce decreased by 23% in the Quarter compared to the comparable quarter from $1,004 per ounce to $773 per ounce. The reduction was due to lower general and administrative expenses, a lower charge in respect of the LTIP, lower sustaining capital investment and the export incentive credit which was not recognised in the comparable quarter as it was not clear at that time whether it would be received

All-in costs include investment in expansion projects which remained at a high level in the Quarter due to the continued investment in Blanket’s capital projects, which are discussed in section 4.7 of this MD&A.

4.7       Capital Projects

The main capital development project is the Central Shaft, which was originally intended to be sunk in one single phase from surface to 1,080 metres. The shaft has reached a depth of 864 meters and the station on 26 level has been established. The second winder at Central shaft has been installed and is mechanically complete; work is in progress on the power installation.

Continued exploration over the last three years has improved the understanding of the ore bodies below 22 level and, as discussed in Section 5, has resulted in a further increase in resources below 750 meters. Accordingly, on November 9, 2017, the Company announced that it intends to continue to sink the Central Shaft by two further production levels to a depth of 1,320 meters. In addition, in early November 2017 mid-shaft loading of waste material on 26 level commenced using the infrastructure at Central Shaft. This will accelerate the horizontal development on 26 level from Central Shaft towards the Blanket ore body and will allow the rapid opening of the AR Main and AR South ore bodies on 26 level. Mid-shaft loading will also reduce the logistical pressure on 22 level. These amendments to the Central Shaft project are discussed further in section 4.9.

Capital development was also done at the declines at AR South and AR Main, the haulage on 26 level from Blanket towards AR South, the extraction haulage at Eroica on 22 level, the extraction haulage on 26 level at the Blanket 2 and 4 orebodies and a cross cut towards diamond drilling cubby at AR South. 708 meters of capital development were achieved in the Quarter compared to 479 metres in the preceding quarter.

4.8       Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this section refers to the Zimbabwe company that owns Blanket) were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans as at September 30, 2017 was $31.24 million (December 31, 2016; $31.46 million). The facilitation loans are repaid by way of dividends from Blanket Mine: 80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Blanket Mine declared a dividend of $2.5 million in the Quarter which resulted in a reduction on the outstanding balance of the facilitation loans in the Quarter. The dividends attributable to GCSOT, which holds 10% of Blanket, will be withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $2.84 million at September 30, 2017 (December 31, 2016; $3.0 million). The reduction in the outstanding balance of the advance dividend was also due to the dividend of $2.5 million which was declared by Blanket in the Quarter.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

4.9       Opportunities and Outlook

Revised Investment Plan to Increase Production

On November 9, 2017 the company announced that, in light of the resource upgrade which was published on November 2, 2017 it intends to extend the Central Shaft from 1,080 metres to 1,330 meters. The extension of the Central Shaft is expected to cost approximately $10 million and the associated capital development of two new levels will cost an additional $8 million, which will be funded by Blanket’s internal cash generation. The additional capital investment is not expected to have any effect on the continuation of Caledonia’s existing dividend.

A Preliminary Economic Assessment (“PEA”) indicates a project net present value over the life of mine of $193 million based on a gold price of $1,260 and a 10% discount rate. The Indicated Resource below 30 level of 37,000 ounces justifies the investment of $18m as a standalone project.

The extension of the Central Shaft will add two further production levels on 34 level (1,110 metres) and 38 level (1,230 metres) in addition to the two new levels that are already planned on 26 (870 metres) and 30 levels (990 metres). The two further production levels will provide access to the Indicated and Inferred resources below 30 level and will potentially increase Blanket’s projected life of mine by a further four years to 2031. It is also expected that the two further production levels will significantly enhance operational flexibility at the mine as the deeper shaft will support operations over four levels rather than the previously planned two levels. This is expected to enable production to continue at the rate of 80,000 ounces per annum until at least 2029 based on the current Inferred resources below 30 level and potentially longer depending on the future exploration success at depth extensions of the known ore bodies above 30 level. The deepening of the Central Shaft is not expected to adversely affect the achieving of the production target of 80,000 ounces of gold by 2021.

The total project capital investment involved in completing the Central Shaft and developing four production levels below 22 level (750m) is estimated to be approximately $51 million over the period 2018 to 2022 which includes $18 million of incremental capital to sink the Central Shaft to the greater depth and develop two additional production levels. Sustaining capital over the anticipated extended mine life is expected to be approximately $63 million over the period 2018 to 2031 (approximately $4 million to $5 million per year) and an additional $11 million of deep level exploration drilling is budgeted for exploration below 22 level. Total life of mine capital investment from 2018 to 2031 (including the extension) for Blanket is expected to be approximately $125 million. The extension of the Central Shaft before it has been completed, equipped and commissioned is understood to be significantly cheaper, quicker and less disruptive than a subsequent extension after commissioning.

Total production from Measured and Indicated resources over the life of mine is expected to be approximately 420,000 ounces and production from Inferred resources is expected to be approximately 550,000 to 600,000 ounces between 2018 and 2031. Caledonia expects its long term All-In Sustaining Cost (“AISC”) guidance to remain in the range of $700 to $800 per ounce. Given the existing resource classification of Indicated and Inferred resources down to 38 level, a PEA has been prepared in respect of the Inferred resources which is preliminary in nature and includes Inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be classified as mineral reserves. There is no certainty that the PEA will be realised.

The changes to the Central Shaft project as stated above result in a revised life of mine plan for the Blanket Mine (the “LOMP”) in terms of which it is anticipated that the approximate production from existing Proven and Probable mineral reserves above 34 level will be as set out below:

Approximate Production from Proven & Probable Mineral Reserves (2018 – 2024)
	2018	2019	2020	2021	2022	2023	2024
Tonnes milled (000’s)	564	570	640	720	673	430	133
Gold Production (koz)	59	61	68	80	80	56	19

The deepening of the Central Shaft is expected to provide access to the current Inferred Resources down to 38 level and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately three kilometers in length. The PEA has been prepared in respect of the Inferred Resources down to 38 level. Based on the PEA, approximate additional production from current Inferred Resources (excluding the projected production set out above) may be achieved in the following indicative ranges:

Approximate Production from Inferred Mineral Resources (2023 – 2031)
	2023	2024	2025	2026	2027	2028	2029	2030	2031
Tonnes milled (000’s)	215	494	573	544	594	596	614	425	400
Gold Production (koz)	20-24	57-62	76-80	76-80	76-80	76-80	76-80	56-60	52-56

Diamond drilling and development is planned to be continued with the objective of increasing confidence in order to upgrade the categorisation of the resources.

Blanket implemented a mid-shaft loading system at the beginning of November 2017 to enable Central Shaft to handle development waste, thereby alleviating some of the logistical pressure on Number 4 Shaft and ensuring that the horizontal development on 26 and 30 levels can start at least ten months earlier than the original project schedule. The implementation of mid-shaft loading is also intended to allow Number 6 Winze to hoist ore rather than ore and waste and should reduce waste haulage and hoisting via Number 4 Shaft due to the use of Central Shaft for the hoisting of development waste.

Production Guidance

On October 5, 2017 Caledonia narrowed the range of its production guidance for 2017 from between 52,000 and 57,000 ounces of gold to a range of between 54,000 and 56,000 ounces of gold.

As discussed in section 4.9, production guidance for 2018 is in the range of 55,000 to 59,000 ounces of gold.

This is forward looking information as defined by National Instrument 51-102. Refer to Section 18 of the MD&A for further information on forward looking statements.

Cost Guidance

The estimated on-mine cost for 2017 is unchanged at between $615 and $645 per ounce and the estimated all in sustaining cost per ounce for 2017 is unchanged at between $820 and $860 per ounce.

The estimated on-mine cost for 2018 is in the range of $650 to $685 per ounce and the estimated all-in sustaining cost for 2018 is in the range of $845 to $890 per ounce. The increased costs per ounce in 2018 is due to the introduction of new equipment to mine areas below 750 meters which will result in temporary, additional maintenance and operating costs.

Earnings Guidance

Assuming a third-party gold price forecast of $1,275 per ounce for the remainder of 2017, earnings guidance for 2017 is between 120 cents and 155 cents per share. Earnings guidance for 2018 assuming a gold price of $1,260 per ounce is between 140 and 155 cents per share.

Exploration

Caledonia intends to continue its exploration efforts at the Blanket Mine as discussed in Section 5.1 of the MD&A. Further information on Blanket’s exploration is set out in Section 5 of this MD&A.

Strategy

Caledonia’s strategic focus is on implementing the Investment Plan at Blanket on schedule and within budget. Caledonia’s board and management believe the successful implementation of the Investment Plan remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future.

5        EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1       Blanket Exploration

6,235 meters were drilled in the Quarter compared to 6,359 metres in the preceding quarter. Drilling in the Quarter was targeted at Blanket Section, AR Main and AR South (North-South and East–West Limbs) between 22 Level and 34 Levels.

The results returned so far confirm the strong continuation of the Blanket Section orebodies to depth. Results at AR Main indicate continuity of mineralisation to 30 Level but orebody thinning to sub-economic levels below this. Drilling of the AR South North-South limb has only recently commenced. Geological interpretation of the drilling that has been performed to date on the AR South East-West limb is currently under way.

Based on development and diamond core drilling that has been done to the end of August 2017 combined with improvements to the geological model, total Measured and Indicated gold ounces at Blanket Mine have increased by 6% from 671,000 ounces in December 2016 to 714,000 ounces today. Total Measured and Indicated resources now stand at 5.62 million tonnes at a grade of 3.95g/t. Inferred gold resources at Blanket have been increased by 47% from 604,000 ounces in December 2016 to 887,000 ounces today. Total Inferred resources now stand at 5.53 million tonnes at a grade of 4.99g/t.

These results are provisional and will be updated following any material change to reflect the results of ongoing exploration and definition drilling.

The update has resulted in a modest decline in the average grade of the resources in the Indicated category as a result of additional infill drilling data although the average resource grade remains well above the current mill feed grade. Caledonia expects the mined grade to trend upwards over time as higher-grade resources are accessed at depth.

The increase in Measured and Indicated resources has increased the Proven reserves and Indicated resources that may be used in the life of mine plan by 45 per cent from 3.33 million tonnes used for the Technical Report published in December 2014, to 4.84 million tonnes currently.

Blanket Total Resources (effective 31 August 2017)
Resource Category	Tonnes (Mt)		Grade (g/t)		Contained Gold (koz)
	Dec 16	Aug 17	Dec 16	Aug 17	Dec 16	Aug 17	% change
Measured (M)	1.53	1.81	4.04	3.9	199	227	14%
Indicated (I)	3.41	3.81	4.31	3.98	473	488	3%
Total M&I	4.94	5.62	4.23	3.95	671	714	6%
Inferred	3.76	5.53	4.99	4.99	604	887	47%

All resources for Blanket are shown on a 100% basis, Caledonia owns 49% of Blanket.

A surface drilling programme is underway to investigate “near mine” targets and their potential with the aim of scoping out new resources within easy reach of Blanket Mine plant. Initial drilling has been carried out along the northern strike of Lima, at Old Lima and Smiler and on the Sabiwa - Jean structure which represents a continuation of the Vubachikwe strike to the north. Drilling in the Quarter was focussed on the Sabiwa prospect. Consolidation of results and geological interpretation of drilling to date is currently underway.

5.2       Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 93 claims covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration.

Blanket’s main exploration efforts on the satellite properties were focused on the GG and the Mascot exploration prospects which, based on past production records, were believed to have the greatest potential. Due to the continued high level of capital investment in terms of the Investment Plan and Blanket’s limited funding capacity, exploration and metallurgical evaluation work at GG and Mascot was suspended in 2016 and resources were re-deployed at Blanket at the AR South decline and re-opening the Sheet ore body where it is expected there will be better returns on the capital investment. Work is expected to resume on the GG and Mascot prospects when Blanket has sufficient funds available.

6.	INVESTING

An analysis of investment in the Quarter and the years 2015 and 2016 is set out below.

	2015 Year	2016 Year	2017 Q1	2017 Q2	2017 Q3
Total Investment	16,567	19,159	3,370	4,421	7,094
Blanket	16,567	19,146	3,370	4,421	7,094
Other	-	13	-	-	-

All further investment at Blanket is expected to be funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. No equity financing took place in the Quarter and none is currently planned. Blanket has an unsecured $4 million overdraft facility in Zimbabwe which is repayable on demand. At September 30, 2017 the facility was undrawn. In October 2016 Blanket drew down a $3 million two-year term facility of which $1.999 million remained payable as at September 30, 2017.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at September 30, 2017 and each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources ($’000’s)
	As at	June 30 2016	Sept 30 2016	Dec 31 2016	Mar 31 2017	June 30 2017	Sept 30 2017
Overdraft		-	1,549	-	130	-	-
Term facility		-	-	2,987	2,676	2,340	1,999
Cash and cash equivalents in the statement of cashflows (net of overdraft)		10,581	12,390	14,335	11,722	10,878	11,830
Working capital		15,708	14,682	15,960	16,245	14,284	11,828

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A. The overdraft facility is held by Blanket with a Zimbabwean bank and is unsecured and repayable on demand. The term facility is held by Blanket with a Zimbabwean bank, is secured and has a two-year term with equal quarterly repayments. The Company’s liquid assets as at September 30, 2017 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of $31.46 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Unaudited Condensed Consolidated Interim Financial Statements). The company has the following contractual obligations at September 30, 2017.

Payments due by Period ($’000’s)
Falling due	Within 1 year	1-3 years	4-5 years	After 5 years	Total
Trade and other payables	13,135	-	-	-	13,135
Term Loan	1,666	333	-	-	1,999
Provisions	-	-	-	3,481	3,481
Capital expenditure commitments	508	-	-	-	508

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $23.5 million, which will be used to maintain Blanket’s existing operations and implement the Investment Plan which are discussed in Sections 4.7 and 4.9 of this MD&A. Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facility. Caledonia has no obligations in respect of capital or operating leases. As of September 30, 2017, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines[2] – if and when those mines are permanently closed – at an estimated discounted cost of $3.5 million.

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1       Cost per ounce

Non-IFRS performance measures such as “on-mine costs per ounce”, “all-in sustaining costs per ounce” and “all-in costs per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles “on-mine costs per ounce”, “all-in sustaining costs per ounce” and “all-in costs per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

 ____________________________

5 Eersteling Mine is a South African gold property, which has been held on care and maintenance for several years.

Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s unless otherwise indicated)	3 Months to September 30		9 Months to September 30
	2016	2017	2016	2017
Production cost (IFRS)	9,090	9,080	25,213	26,992
Less exploration and site restoration costs	(260)	(109)	(449)	(331)
Other cost and intercompany adjustments	(535)	215	(679)	167
On-mine production cost	8,295	9,186	24,085	26,828
Gold sales (oz)	13,428	14,396	37,436	40,465
On-mine costs per ounce ($/oz)	618	638	643	663

Royalty	883	913	2,340	2,512
Export incentive	-	(639)	-	(1,757)
Exploration, remediation and permitting cost	92	(97)	255	71
Sustaining capital development	1,739	98	3,729	700
Administrative expenses	1,997	1,607	5,233	4,541
Silver by-product credit	(21)	(19)	(47)	(55)
Share-based payment expense	497	73	747	607
All in sustaining cost	13,482	11,122	35,595	33,447
Gold sales (oz)	13,428	14,396	37,436	40,465
All-in sustaining costs per ounce ($/oz)	1,004	773	951	827

Permitting and exploration expenses	41	39	125	137
Expansion capital development	3,331	7,427	9,871	14,185
Total all-in cost	16,853	18,588	45,591	47,769
Gold sales (oz)	13,428	14,396	37,436	40,465
All-in costs per ounce ($/oz)	1,251	1,291	1,218	1,181

10.2       Average realised gold price per ounce

“Average realised price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance. The table below reconciles “average realised price per ounce” to the revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce ($’000’s unless otherwise indicated)
	3 Months to September 30		9 Months to September 30
	2016	2017	2016	2017
Revenue (IFRS)	17,637	18,230	46,741	50,163
Revenues from sales of silver	(21)	(19)	(47)	(56)
Revenues from sales of gold	17,616	18,211	46,694	50,107
Gold ounces sold (oz)	13,428	14,396	37,436	40,465
Average realised gold price per ounce (US$/oz)	1,312	1,265	1,247	1,238

10.3       Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

* On June 26, 2017 the Company consolidated its issued shares on the effective basis of 1 share for every 5 previously owned.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company ($’000’s unless otherwise indicated)
	3 Months to September 30		9 Months to September 30
	2016	2017	2016	2017
Profit attributable to owners of the Company (IFRS)	1,118	3,120	5,268	6,152
Add back/(deduct) amounts attributable to owners of the company in respect of:
IFRS 19 adjustment	40	50	40	50
Equity-settled share based payments	-	-	-	806
Foreign exchange	132	(65)	332	(84)
Deferred tax	1,004	1,199	3,544	2,288
Sale of Blanket Mine treasury bills	-	-	(2,378)	-
Adjusted profit	2,294	4,304	6,806	9,212
Weighted average shares in issue (m)*	10.4	10.5	10.4	10.5
Adjusted EPS (cents)	22.1	40.8	65.4	87.3

Per share information for the Quarter reflects the number of shares in issue following the implementation of the effective 1 for 5 share consolidation on June 26, 2017. Per share information for all prior periods has been restated accordingly.

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12.	CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are set out in the Audited Consolidated Financial Statements for the year ended December 31, 2016 (the “Audited Consolidated Financial Statements”) which have been publicly filed on SEDAR at www.sedar.com. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4(p) of the Audited Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:

i)          Indigenisation transaction

The directors of CHZ performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of the National Indigenisation and Economic Empowerment Fund (“NIEEF”);

(b)	20% of the 15% shareholding of Fremiro Investments (Private) Limited (“Fremiro”); and

(c)	100% of the 10% shareholding of GCSOT.

•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At June 30, 2017 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

i)	Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for Eersteling Gold Mining Company Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

ii)	Functional and presentation currency

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entities’ functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

iv)	Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

v)          Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

vi)          Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.

vii)          Impairment

At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

13.	FINANCIAL INSTRUMENTS

Commodity risk: Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. Caledonia does not use any financial instruments to manage its exposure to commodity risk. Caledonia will re-assess the requirement for any hedging in the context of, inter alia, the prevailing gold price and Blanket’s production rate and cash generation capacity.

Credit risk: The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before quarter end and VAT receivables. The amount due in respect of bullion sales was settled in October 2017; the VAT receivable is outside the agreed terms of such refunds.

Impairment losses: None of the trade and other receivables is past due at the period-end date.

Liquidity risk: All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months. The two-year term loan is repayable in equal quarterly instalment from April 2017 until October 2019.

Currency risk: A small proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in United States dollars in the Unaudited Condensed Consolidated Interim Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short-term liquidity requirements.

Interest rate risk: Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments. The inaugural dividend did not relate to any specific accounting period. Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share. The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.

Following the announcement on December 16, 2015 that henceforth Caledonia would report its financial results in United States Dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in US Dollars as 1.125 US cents. A further quarterly dividend of 1.125 US cents was paid at the end of April 2016.

On July 5, 2016 Caledonia announced an increased quarterly dividend of 1.375 US cents per share, which was paid at the end of July 2016; further dividends of 1.375 US cents were paid at the end of October 2016 and January and April 2017.

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 cents which was paid on July 28, 2017 and on October 27, 2017. The dividend of 6.875 cents per share effectively maintains the dividend at the previous level of 1.375 cents per share, after adjusting for the effect of the consolidation. The quarterly dividend of 6.875 US cents per quarter is Caledonia’s current dividend policy which it is envisaged will be maintained.

15.	MANAGEMENT AND BOARD

There were no changes to the management structure during the period under review.

Mr Jim Johnstone retired as a non-executive director during the Quarter. He retired as an executive with the company in 2006, but continued as a non-executive director. The board and management of Caledonia would like to express their sincere appreciation to Mr. Johnstone for his diligent and valued service to the Company during the last two decades and more recently his astute and helpful contributions on the board as a non-executive director. Mr. Johnstone will continue to make himself available to provide his advice to the Company in a consultancy capacity for the next two years. Following Mr. Johnstone’s retirement, the board comprises two executive and four non-executive directors.

16.	SECURITIES OUTSTANDING

As at November 13, 2017 Caledonia had 10,585,153 common shares issued.

As at November 13, 2017, outstanding options to purchase common shares (“Options”), as adjusted following the consolidation, are as follows:

Number of Options	Exercise Price	Expiry Date
	Canadian $
18,000	4.50	Sept 10, 2017
5,000	4.00	Oct 8, 2020
18,000	11.50	Oct 13, 2021
5,000	8.10	May 30, 2022
46,000

The 18,000 options with an expiry date of September 10, 2017 were unable to be exercised as the Company was in a self-imposed trading blackout in respect of the option holder. In this circumstance, in terms of the scheme rules, such options are extended until the trading blackout has ended.

The LTIP allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant options on a further 1,012,515 shares as at November 13, 2017.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Risks such as interest rate, foreign exchange and credit risks are considered in notes 6 and 24 to the Audited Consolidated Financial Statements. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing. Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs. Liquidity risk also includes the risk that Caledonia may be unable to extract sufficient cash from Zimbabwe due to the shortage of foreign exchange in Zimbabwe.

Availability of foreign exchange: The Company needs access to foreign exchange in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. No assurance can be given that sufficient foreign exchange will continue to be available.

Exploration Risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. Blanket has embarked on development and exploration programmes as set out in sections 4.7 and 5. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

Development Risk: The Company is engaged in development activities at Blanket Mine and the satellite properties including the implementation of the Investment Plan as set out in section 4.9 of the MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations, currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

Production Estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

Mineral Rights: The Company’s existing mining claims, licences and permits are in good standing. The Company has to pay fees etc. to maintain its claims and licence. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect claims and licences.

Metal Prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Caledonia does not hold any instruments to limit the effect of adverse gold price movements. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has historically resulted in frequent interruptions to the power supply at Blanket Mine. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff. The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties. More recently, production at Blanket has been adversely affected by fluctuations in the voltage of the incoming electricity supply. Blanket has addressed this issue by installing equipment to regulate the incoming electricity supply.

Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at Blanket Mine is depleted. The Caledonia and Blanket management teams have recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

Country risk: The commercial environment in which the Company operates is unpredictable.  Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced or judgements may not be upheld; restrictions on the movement of currency and the availability of exchange to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets. Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket’s production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity failed to pay Blanket in the period of hyper-inflation which existed prior to the adoption of the multi-currency system by Zimbabwe in early 2009.

18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Investment Plan; costs associated with the life of mine plan; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Shareholders, potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking information. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders, potential shareholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s DC&P as of September 30, 2017. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at September 30, 2017, the Company’s DC&P were effective.

The Company also established and maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The Company’s board approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and recommends the financial statements to the board of directors for approval.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of the Company’s ICFR as at September 30, 2017. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as at September 30, 2017, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

20.	QUALIFIED PERSON

Paul Matthews (BSc (Hons) Geology) is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Matthews is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Matthews has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.